EXHIIBT 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

ARNO THERAPEUTICS, INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

It is hereby certified that:

FIRST: The original Certificate of Incorporation of Arno Therapeutics, Inc., formerly known as Laurier International, Inc., was filed with the Secretary of State of the State of Delaware on March 8, 2000, and was amended and restated on August 11, 2010 (the “Certificate of Incorporation”).

SECOND: The Certificate of Incorporation is hereby amended by deleting the text of Article IV in its entirety and replacing it with the following:

“ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is Five Hundred Thirty-Five Million (535,000,000) shares consisting of: Five Hundred Million (500,000,000) shares of common stock, $0.0001 par value per share (“Common Stock”); and Thirty-Five Million (35,000,000) shares of preferred stock, $0.0001 par value per share (“Preferred Stock”). The Preferred Stock may be divided into, and may be issued from time to time in one or more series. The Board is authorized from time to time to establish and designate any such series of Preferred Stock, to fix and determine the variations in the relative rights, preferences, privileges and restrictions as between and among such series and any other class of capital stock of the Corporation and any series thereof, and to fix or alter the number of shares comprising any such series and the designation thereof. The authority of the Board from time to time with respect to each such series shall include, but not be limited to, determination of the following:

(1)  The designation of the series;

(2)  The number of shares of the series and (except where otherwise provided in the creation of the series) any subsequent increase or decrease therein;

(3)  The dividends, if any, for shares of the series and the rates, conditions, times and relative preferences thereof;

(4)  The redemption rights, if any, and price or prices for shares of the series;

(5)  The terms and amounts of any sinking fund provided for the purchase or redemption of the series;

(6)  The relative rights of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

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(7)  Whether the shares of the series shall be convertible into shares of any other class or series of shares of the Corporation, and, if so, the specification of such other class or series, the conversion prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made;

(8)  The voting rights, if any, of the holders of such series; and

(9)  Such other designations, powers, preference and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof.”

THIRD: This amendment to the Certificate of Incorporation has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President, as of November 21, 2012.

ARNO THERAPEUTICS, INC.

By:	/s/ Glenn R. Mattes
Name: Glenn R. Mattes
Title: President and Chief Executive Officer

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